SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

BALLANTYNE STRONG INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

D. Kyle Cerminara

Fundamental Global Investors, LLC

4201 Congress Street, Suite 140

Charlotte, North Carolina 28209

(704) 323-6851

With a copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105	13D	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,424,048
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,608,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,608,955
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 382,844
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 382,844
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 382,844
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 352,014
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 352,014
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 352,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Global Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 853,619
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 853,619
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 853,619
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,911
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,911
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 34,911
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON FGI Global Asset Allocation Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 65,739
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 65,739
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 65,739
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Fundamental Activist Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 734,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 734,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 734,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 058516105	13D	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON CWA Asset Management Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,184,907
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,184,907
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 058516105	13D	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Joseph H. Moglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,753
	8	SHARED VOTING POWER 191,286
	9	SOLE DISPOSITIVE POWER 150,000
	10	SHARED DISPOSITIVE POWER 234,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 384,039
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 058516105	13D	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON D. Kyle Cerminara
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 224,719(1)
	8	SHARED VOTING POWER 2,424,048
	9	SOLE DISPOSITIVE POWER 75,000(2)
	10	SHARED DISPOSITIVE POWER 3,608,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,683,955(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.6%
14	TYPE OF REPORTING PERSON IN

(1) Includes 191,279 shares directly owned by Mr. Cerminara (including 75,000 restricted shares), 6,000 shares held in Mr. Cerminara’s 401(k) account, 11,220 shares held by Mr. Cerminara’s wife, 4,220 shares held by Mr. Cerminara’s children and 12,000 shares purchasable pursuant to exercisable stock options.

(2) Includes 75,000 restricted shares.

CUSIP No. 058516105	13D	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON Lewis M. Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,090(1)
	8	SHARED VOTING POWER 2,424,048
	9	SOLE DISPOSITIVE POWER 10,590(1)
	10	SHARED DISPOSITIVE POWER 3,608,955
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,619,545(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	¨
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 4,405 restricted stock units.

CUSIP No. 058516105	13D	Page 13 of 18 Pages

This Amendment No. 8 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 8”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on September 3, 2014, as amended (this “Statement” or “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Ballantyne Strong, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 8 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 8, the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Fundamental Global Partners, LP, a Delaware limited partnership (“FGPP”), (ii) Fundamental Global Partners Master Fund, LP, a Cayman Islands exempted limited partnership (“FGPM”), (iii) Fundamental Global Holdings, LP, a Delaware limited partnership (“FGHP”), (iv) FGI Global Asset Allocation Fund, Ltd., a Cayman Islands exempted company (“FGAA”), (v) FGI Global Asset Allocation Master Fund, LP, a Cayman Islands exempted limited partnership (“FGGM”), (vi) Fundamental Activist Fund I, LP, a Delaware limited partnership (“FAFI”), (vii) Fundamental Global Investors, LLC, a North Carolina limited liability company, (viii) FGI International USVI, LLC, a U.S. Virgin Islands limited liability company, (ix) FGI Funds Management, LLC, a Florida limited liability company, (x) CWA Asset Management Group, LLC (doing business as “Capital Wealth Advisors”), a Florida limited liability company (“CWA”), (xi) Mr. Joseph H. Moglia, (xii) Mr. D. Kyle Cerminara, and (xiii) Mr. Lewis M. Johnson.

The foregoing entities and persons are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a “group.”

The principal business of each of FGPP, FGPM, FGHP, FGAA, FGGM and FAFI is serving as a private investment fund. The principal business of Fundamental Global Investors, LLC is to serve as a registered investment advisor. The principal business of FGI International USVI, LLC is to provide investment advisory services, including to FGAA. The principal business of FGI Funds Management, LLC is to provide investment advisory services, including to FGPP, FGPM, FGHP, FGGM and FAFI. The principal business of CWA is to provide wealth management, estate planning and family office services to individual investors. Fundamental Global Investors, LLC owns 50% of CWA. The principal occupation of Mr. Moglia is serving as Chairman of TD Ameritrade, Head Football Coach for Coastal Carolina University, and Chairman of Fundamental Global Investors, LLC. The principal occupation of Mr. Cerminara is serving as an investment manager and advisor, and Mr. Cerminara is also the Chief Executive Officer and Chairman of the Board of Directors of the Company. The principal occupation of Mr. Johnson is serving as an investment manager and advisor. Each of Messrs. Moglia, Cerminara and Johnson is a U.S. citizen.

The business address of each of FGPP, Fundamental Global Investors, LLC and Mr. Moglia is 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209. The business address of each of FGPM, FGAA and FGGM is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. The business address of FGI International USVI, LLC is One Hibiscus Alley, 5093 Dronningens Gade, Suite 1, St. Thomas, U.S. Virgin Islands 00802. The business address of each of FGHP, FAFI, FGI Funds Management, LLC and CWA is 9130 Galleria Court, Third Floor, Naples, Florida 34109. The business addresses for Mr. Cerminara are c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209; c/o Ballantyne Strong, Inc., 11422 Miracle Hills Drive, Suite 300, Omaha, Nebraska 68154; and 131 Plantation Ridge Dr., Suite 100, Mooresville, North Carolina 28117. The business addresses for Mr. Johnson are c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109 and c/o Fundamental Global Investors, LLC, 4201 Congress Street, Suite 140, Charlotte, North Carolina 28209.

Mr. D. Kyle Cerminara is the Chief Executive Officer, Partner and Manager of Fundamental Global Investors, LLC. Mr. Cerminara is also the Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Lewis M. Johnson is the President, Partner and Manager of Fundamental Global Investors, LLC and is also a member of the Board of Directors of the Company. Mr. Joseph H. Moglia is Chairman and Partner of Fundamental Global Investors, LLC. Messrs. Cerminara and Johnson are the Managers of FGI International USVI, LLC and FGI Funds Management, LLC and Co-Chief Investment Officers of CWA.

Bill Beynon, Blaine Ferguson and Messrs. Cerminara and Johnson are managers of CWA. Each of these individuals is a U.S. citizen. Messrs. Beynon and Ferguson are the co-founders of CWA, and their principal occupations are serving as managers of CWA. Their business address is c/o CWA Asset Management Group, LLC, 9130 Galleria Court, Third Floor, Naples, Florida 34109.

CUSIP No. 058516105	13D	Page 14 of 18 Pages

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, including brokerage commissions, was approximately as follows: FGPP, $2,204,599; FGPM, $1,590,547; FGHP, $3,570,444; FGAA, $154,782; FGGM, $323,654; FAFI, $3,279,601; Mr. Moglia, $1,897,391; Mr. Cerminara (with respect to the shares acquired by him and his family members through the open market), $424,322; and Mr. Johnson (with respect to the shares acquired by him through the open market), $61,425. The source of these funds was working capital or personal funds, as applicable. The total cost for purchases by CWA’s customers reported in this Amendment No. 8 was approximately $5,149,255 (excluding shares held in CWA customer accounts for Messrs. Moglia, Cerminara and Johnson). The source of funds for the shares of Common Stock acquired for the accounts of CWA’s customers were funds of such customers. The cost for purchasing the shares held by Mr. Ferguson was approximately $4,618; the source of funds was personal funds.

Item 4. Purpose of Transaction.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as may be proposed by Messrs. Cerminara and Johnson in their capacity as directors of the Company, or by such board of directors with Messrs. Cerminara’s and Johnson’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may in the future acquire additional shares of common stock of the Company or dispose of some or all of the shares of common stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 3,984,391, shares of Common Stock, which represents approximately 27.6% of the Company’s outstanding shares of Common Stock.

Each of FGPP, FGPM, FGHP, FGAA, FGGM and FAFI directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement, except as described below.

CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Benyon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own the number of shares of Common Stock held in CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. In addition, the number of shares disclosed as beneficially owned by CWA includes 116,279 shares held in a customer account for Mr. Cerminara, 11,220 shares held in a customer account for Mr. Cerminara’s spouse, 4,220 held in a customer account for Mr. Cerminara’s children, and 8,500 shares held in a customer account for Mr. Johnson. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts and each of Messrs. Cerminara and Johnson expressly disclaims beneficial ownership of the shares held in CWA’s customer accounts, except to the extent of their pecuniary interest therein. Mr. Ferguson also directly holds 1,000 shares of Common Stock.

CUSIP No. 058516105	13D	Page 15 of 18 Pages

Mr. Moglia holds 192,753 shares of Common Stock directly, 42,753 of which are held by CWA in a customer account, and beneficially holds an additional 191,286 shares of Common Stock through the Moglia Family Foundation, of which 51,440 are held by CWA in a customer account.

The 224,719 shares of Common Stock held by Mr. Cerminara include (i) 6,000 shares held in Mr. Cerminara’s 401(k) account, (ii) 15,000 shares of restricted stock awarded by the Company to Mr. Cerminara on November 22, 2015, which shares will vest on November 22, 2017, subject to Mr. Cerminara’s continued employment with the Company, (iii) 60,000 shares of restricted stock awarded by the Company to Mr. Cerminara on February 28, 2017, which shares will vest 1/3 each year beginning on the first anniversary of the grant date, subject to Mr. Cerminara’s continued employment with the Company, (iv) 12,000 shares purchasable pursuant to exercisable stock options at an exercise price of $4.33 per share, (v) 11,220 shares held by Mr. Cerminara’s wife and (vi) 4,220 shares held by Mr. Cerminara’s children. 116,279 of the shares held by Mr. Cerminara are held in a CWA customer account.

The 19,090 shares of Common Stock held by Mr. Johnson include 4,405 restricted stock units granted by the Company to Mr. Johnson on June 15, 2017 in connection with Mr. Johnson’s service as a director of the Company, which units will vest on June 15, 2018, subject to continued service with the Company. 8,500 of the shares held by Mr. Johnson are held by CWA in a customer account.

Each percentage ownership of Common Stock set forth in this Statement is based on the 14,416,040 shares of Common Stock reported by the Company as outstanding as of August 4, 2017 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2017.

Fundamental Global Investors, LLC may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGHP, FGAA, FGGM and FAFI. FGI International USVI, LLC, as the investment manager to FGAA, may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. FGI Funds Management, LLC, as the investment manager to FGPP, FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGHP, FGGM and FAFI. As principals of FGI International USVI, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGAA. As principals of FGI Funds Management, LLC, Messrs. Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGHP, FGGM and FAFI. As principals of Fundamental Global Investors, LLC, Messrs. Moglia, Cerminara and Johnson may be deemed to beneficially own the shares of Common Stock disclosed as directly owned by FGPP, FGPM, FGHP, FGAA, FGGM and FAFI. Each of Messrs. Moglia, Cerminara and Johnson expressly disclaims such beneficial ownership.

(b) Each of FGPP, FGPM, FGHP, FGAA, FGGM and FAFI beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Fundamental Global Investors, LLC has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGHP, FGAA, FGGM and FAFI. FGI International USVI, LLC, as the investment manager to FGAA, has the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. FGI Funds Management, LLC, as the investment manager to FGPP, FGPM, FGHP, FGGM and FAFI (as the relying advisor to Fundamental Global Investors, LLC), has the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGHP, FGGM and FAFI. Messrs. Cerminara and Johnson, as principals of FGI International USVI, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGAA. Messrs. Cerminara and Johnson, as principals of FGI Funds Management, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGHP, FGGM and FAFI. Messrs. Moglia, Cerminara and Johnson, as principals of Fundamental Global Investors, LLC, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by FGPP, FGPM, FGHP, FGAA, FGGM and FAFI. Messrs. Moglia, Cerminara and Johnson have the power to direct the voting and disposition of the respective shares of Common Stock directly held by them, except with regard to the shares held by Messrs. Moglia, Cerminara and Johnson in CWA customer accounts over which they share voting power with CWA.

CWA has the power to direct the disposition of the shares of Common Stock held in its customer accounts while CWA’s customers retain the power to direct the voting of the shares of Common Stock held in their respective accounts. CWA, in its role as investment advisor for customer accounts, Fundamental Global Investors, LLC, as a 50% owner of CWA, and Messrs. Beynon, Cerminara, Ferguson and Johnson, as managers of CWA, may each be deemed to beneficially own, and to have the shared power to direct the disposition of, the number of shares of Common Stock held in the CWA’s customer accounts and disclosed as beneficially owned by CWA in the applicable table set forth on the cover page to this Statement. Each of Fundamental Global Investors, LLC and Messrs. Beynon and Ferguson expressly disclaims such beneficial ownership and each of Messrs. Cerminara and Johnson expressly disclaims such beneficial ownership, except to the extent of their pecuniary interest therein. Mr. Ferguson has the power to direct the voting and disposition of the shares of Common Stock directly held by him.

CUSIP No. 058516105	13D	Page 16 of 18 Pages

(c) The transactions effected by each of the Reporting Persons in the Common Stock during the past 60 days are included below. Except as noted below, each of these transactions was effected through the open market:

On July 17, 2017, FGPP distributed 634,921 shares at the deemed distribution price of $6.30 per share to The Moglia Family Foundation and The Moglia Family Trust. On the same date, The Moglia Family Foundation and The Moglia Family Trust contributed 634,921 shares to FAFI at the deemed contribution price of $6.75 per share.

Mr. Cerminara acquired 4,231 shares at a purchase price of $5.9988 per share on August 10, 2017, 2,209 shares at a purchase price of $6.2409 per share on August 14, 2017, 1,007 shares at a purchase price of $6.3878 per share on August 15, 2017, and 1,104 shares at a purchase price of $6.4227 per share on August 16, 2017.

Mr. Moglia acquired 21,154 shares at a purchase price of $5.9988 per share on August 10, 2017, 11,044 shares at a purchase price of $6.2409 per share on August 14, 2017, 5,035 shares at a purchase price of $6.3878 per share on August 15, 2017 and 5,520 shares at a purchase price of $6.4227 per share on August 16, 2017.

The Moglia Family Foundation acquired 25,451 shares at a purchase price of $5.9988 per share on August 10, 2017, 13,287 shares at a purchase price of $6.2409 per share on August 14, 2017, 6,060 shares at a purchase price of $6.3878 per share on August 15, 2017 and 6,642 shares at a purchase price of $6.4227 per share on August 16, 2017.

Transactions effected by FAFI and accounts managed by CWA during the past 60 days are set forth on Schedule A to this Statement. Each of these transactions was effected through the open market.

(d) The customers of CWA have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of shares of Common Stock, and the power to direct the receipt of dividends from any shares of Common Stock held for their respective accounts. Such customers may also terminate the investment advisory agreements upon appropriate notice. Other than any economic or pecuniary interest of Messrs. Moglia, Cerminara and Johnson in the shares of Common Stock reported herein as being held in their customer accounts with CWA (or, in the case of Mr. Moglia, the customer accounts of the Moglia Family Foundation and himself, and in the case of Mr. Cerminara, the customer accounts of his spouse, children and himself), none of CWA, its owners and its managers have an economic or pecuniary interest in any shares of the Common Stock reported herein as being held in CWA’s customer accounts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Each of Messrs. Moglia, Cerminara and Johnson have entered into an investment advisory agreement with CWA pursuant to which CWA exercises discretionary investment management authority with respect to the shares of Common Stock held in Messrs. Moglia’s, Cerminara’s and Johnson’s customer accounts with CWA.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment No. 8, which agreement is set forth on the signature page to this Statement.

CUSIP No. 058516105	13D	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: August 23, 2017

FUNDAMENTAL GLOBAL INVESTORS, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Chief Executive Officer, Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS, LP,
by Fundamental Global Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Partner and Manager

FUNDAMENTAL GLOBAL PARTNERS MASTER FUND, LP,
by FG Partners GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL GLOBAL HOLDINGS, LP,
by FGI Holdings GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI GLOBAL ASSET ALLOCATION FUND, LTD.

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Director

FGI GLOBAL ASSET ALLOCATION MASTER FUND, LP,
by FGI Global Asset Allocation GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FUNDAMENTAL ACTIVIST FUND I, LP,
by Fundamental Activist Fund I GP, LLC, its general partner

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CUSIP No. 058516105	13D	Page 18 of 18 Pages

FGI INTERNATIONAL USVI, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

FGI FUNDS MANAGEMENT, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Manager

CWA ASSET MANAGEMENT GROUP, LLC

/s/ D. Kyle Cerminara
D. Kyle Cerminara
Co-Chief Investment Officer

JOSEPH MOGLIA

/s/ Joseph H. Moglia

D. KYLE CERMINARA

/s/ D. Kyle Cerminara

LEWIS M. JOHNSON

/s/ Lewis M. Johnson

Schedule A

Transactions in the Common Stock in the past 60 days

Fundamental Activist Fund I, LP:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)
08/10/2017	100,000	$5.8685

Accounts Managed by CWA Asset Management Group, LLC:

Transaction Date	Number of Shares Bought/(Sold)	Average Price Per Share ($)
08/10/2017	(4,882)	$5.7484
08/10/2017	1,500	$5.8687
08/11/2017	76,632	$6.0033
08/14/2017	40,006	$6.2409
08/15/2017	18,245	$6.3878
08/16/2017	20,000	$6.4227
08/17/2017	1,316	$6.7739